February 11, 2014

United States Security and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-4628

RE:	Halex Energy Corp. Registration Statement on Form S-1 File No. 333-185956

Attn:	Mara L. Ransom Assistant Director

Further to our previous correspondence of today’s date, we respectfully request, in accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, that the effective date of the above- captioned Registration Statement be accelerated so that the same will become effective on February 13, 2014 at 4:30 p.m. (Eastern Time) or as soon as practicable thereafter.

We acknowledge that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

We further acknowledge that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Halex Energy Corp. from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

We further acknowledge that Halex Energy Corp. may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you,

/s/ Jeff Lamberson
Jeff Lamberson,
CEO and President,
Halex Energy Corp.
916-293-6337
Info@halexenergy.com
02/11/2014